EXHIBIT 99.1

Ultrapetrol (Bahamas) Limited Announces Intention to Make Necessary Filings to Suspend Its Reporting Obligations

NASSAU, Bahamas, April 10, 2017 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (the “Company”), a Bahamas corporation, announced today that it intends to file a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is eligible to suspend its reporting obligations under the Exchange Act because each class of its securities is held of record by fewer than 300 persons. The Company intends to file the Form 15 on April 11, 2017.

Upon the filing of the Form 15, the Company’s obligation to file periodic reports, such as Annual Reports on Form 20-F and Current Reports on Form 6-K, will be suspended immediately.

As previously disclosed, the Company successfully completed its court-approved financial restructuring and has emerged from its pre-packaged chapter 11 bankruptcy cases.  The conditions to the effectiveness of the Company’s Plan of Reorganization were satisfied or otherwise waived in accordance with the terms of the Plan on March 31, 2017.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” “may” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements represent management’s current expectations and are inherently uncertain. Investors are warned that actual results may differ from management’s expectations. Additionally, various factors could cause actual results to differ materially from those discussed in such forward-looking statements, including, but not limited to, any comments on or review of our filings made with the SEC by the staff of the SEC.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements.

ULTR-G Contact:
Juan Capelli
jcapelli@ultrapetrol.net
+5411 4875 0400